[JONES DAY LETTERHEAD]

July 11, 2013
Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:	Macy's, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Response dated June 25, 2013
File Number 1-13536
Dear Mr. Mew:
On behalf of Macy's, Inc. (the “Company”), we are writing to respond to your letter dated July 9, 2013 containing a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing and response.
The Company's response to the comment presented in your letter is set forth below. The text of the applicable comment precedes the Company's response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Important Information Regarding Non-GAAP Financial Measures, page 16

1.
We note your response to prior comment 4. In future filings, please expand your ROIC disclosure to more clearly indicate that including the net rent expense that is multiplied by a factor eight is to approximate a capitalized value of non-capitalized leases consistent with industry and credit rating agency practice, and that the specified assets and liabilities that are subjected to a four point average is to compensate for seasonal fluctuations.

Response: The Company will add the requested disclosures in future filings.
* * * * * * *

Mr. Andrew Mew
Securities and Exchange Commission
July 11, 2013

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.
Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:    Scott Stringer, United States Securities and Exchange Commission
Karen M. Hoguet, Macy's, Inc.
Dennis J. Broderick, Macy's, Inc.
Linda J. Balicki, Macy's, Inc.
Joel A. Belsky, Macy's, Inc.
Scott Flynn, KPMG LLP